Exhibit 99.1

OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT

Jaguar Mining Inc.

Offer to Purchase for Cash and Solicitation of Consents in Respect of
Any and All of Jaguar Mining Inc.'s
Outstanding 10.5% Secured Notes due 2012
(CUSIP No. 47009MAE3)

Jaguar Mining Inc., an Ontario corporation ("Jaguar"), hereby offers to purchase for cash any and all of Jaguar’s outstanding 10.5% Secured Notes due March 23, 2012 (the "Notes"), from each holder thereof (each a "Holder" and collectively, the "Holders") upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (as it may be amended or supplemented from time to time, this "Statement").  The offer to purchase on the terms set forth in this Statement is referred to herein as the "Offer."

In conjunction with the Offer, Jaguar hereby solicits (the "Consent Solicitation") consents (the "Consents") from Holders to amend certain provisions contained in the Notes and the Indenture, dated as of March 22, 2007, between Jaguar and Computershare Trust Company of Canada as trustee (the "Trustee"), pursuant to which the Notes were issued (the "Indenture"), which amendments will permit Jaguar to redeem all or a portion of the Notes prior to March 23, 2010 on the terms as more fully described herein under the section titled "The Amendments" (the "Proposed Amendments").  Upon receipt of the Requisite Consents (defined below) and adoption of the Proposed Amendments, Jaguar intends to immediately give notice to redeem any and all outstanding Notes that were not tendered and accepted for purchase by Jaguar pursuant to the Offer, in accordance with the terms of the Indenture and the Notes as modified by the Proposed Amendments.  THE REDEMPTION PRICE WILL BE LOWER THAN THE PRICE THAT JAGUAR IS OFFERING TO PAY PURSUANT TO THE OFFER, SO ANY HOLDER THAT DOES NOT TENDER ITS NOTES PURSUANT TO THE OFFER WILL RECEIVE LESS FOR ITS NOTES IF JAGUAR RECEIVES THE REQUISITE CONSENTS.

           THE OFFER AND THE CONSENT SOLICITATION WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON NOVEMBER 17, 2009, UNLESS EXTENDED BY JAGUAR (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE").  THE OFFER AND/OR THE CONSENT SOLICITATION MAY BE EXTENDED AT ANY TIME AND FROM TIME TO TIME, INCLUDING ON A DAILY BASIS.  HOLDERS WHO DESIRE TO TENDER THEIR NOTES AND CONSENT TO THE PROPOSED AMENDMENTS MUST DO SO PRIOR TO THE EXPIRATION DATE.  TENDERED NOTES MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE BUT NOT THEREAFTER.  PAYMENT OF THE OFFER CONSIDERATION (DEFINED BELOW) WILL BE MADE ON THE PAYMENT DATE (DEFINED BELOW).  HOLDERS WHO DESIRE TO TENDER THEIR NOTES MUST CONSENT TO THE PROPOSED AMENDMENTS AND HOLDERS MAY NOT CONSENT WITHOUT TENDERING THE RELATED NOTES.

All of the outstanding Notes are held in book-entry form through the facilities of CDS Clearing and Depositary Services Inc. ("CDS").  Tendering of Notes will be effected through CDS’ on-line tendering system and by tendering your Notes, you will be deemed to have consented to the Proposed Amendments and to have agreed to be bound by all of the terms and conditions of the Offer and the Consent Solicitation set forth herein.

This Statement contains important information that should be read before a decision is made with respect to the Offer and the Consent Solicitation.  NONE OF JAGUAR, ITS BOARD OF DIRECTORS OR THE DEPOSITARY MAKES ANY RECOMMENDATION IN CONNECTION WITH THE OFFER.  HOLDERS MUST MAKE THEIR OWN DECISION WITH REGARD TO TENDERING THEIR NOTES AND CONSENTING TO THE PROPOSED AMENDMENTS.

The Depositary for the Offer and the Consent Solicitation is:

Computershare Investor Services Inc.

October 20, 2009

The consideration for the Notes tendered pursuant to the Offer (the "Offer Consideration") will be the Offer Price (defined below), plus accrued and unpaid interest up to, but not including, the Payment Date (defined below), payable on the Payment Date.

The "Offer Price" is $1,050 per $1,000 principal amount of the Notes.

The "Expiration Date" shall initially be 5:00 p.m., Toronto time, on November 17, 2009, and may be extended by Jaguar, in its sole discretion.

The Offer and the Consent Solicitation are subject to the satisfaction of certain conditions as described below. Subject to the terms and conditions of the Offer and the Consent Solicitation, Jaguar will, at such time after the Expiration Date, accept for purchase all Notes (the "Acceptance Time") validly tendered prior to the Expiration Date.  Subject to the satisfaction or waiver of the conditions to the Offer and the Consent Solicitation, Jaguar will pay on the first business day following the Acceptance Time or as soon as reasonably practicable thereafter (such date, the "Payment Date"), the Offer Consideration to Holders who validly tender their Notes and validly deliver their Consents to the Depositary on or prior to the Expiration Date, and do not validly withdraw their Notes and validly revoke their Consents on or prior to the Expiration Date.  Such Holders are expected to receive payment of the Offer Consideration on the Payment Date if such Notes are accepted for purchase by Jaguar pursuant to the terms of the Offer.  See "Conditions to Consummation of the Offer and the Consent Solicitation" herein.

Holders who tender their Notes pursuant to the Offer are obligated to, and will be deemed to, consent to the Proposed Amendments with respect to the entire principal amount of Notes tendered by such Holders.  The Proposed Amendments constitute a single proposal and a consenting Holder must consent to the Proposed Amendments in their entirety and may not consent selectively with respect to certain of the Proposed Amendments.  Holders may not Consent to the Proposed Amendments without tendering their Notes in the Offer, and Holders may revoke their Consents only by validly withdrawing the previously tendered Notes to which such Consents relate.  A Holder that validly withdraws its previously tendered Notes will be deemed to have revoked the Consents to which such Notes relate.

Pursuant to Sections 11.11(b) and (k) of the Indenture, the Proposed Amendment may be approved by the Holders by way of an Extraordinary Resolution (as defined in the Indenture) pursuant to Sections 11.13 and 11.16 of the Indenture.  To pass the Extraordinary Resolution, Jaguar must obtain Consents (the "Requisite Consents") from the Holders of at least 66 2/3% of the outstanding aggregate principal amount of Notes.  The test of the Extraordinary Resolution by which the Proposed Amendments will be authorized if the Requisite Consents are obtained is set forth in Schedule I hereto.  Holders who tender Notes will be deemed to have consented to the Proposed Amendments and to the Extraordinary Resolution authorizing the Proposed Amendments.

Assuming it receives the Requisite Consents prior to the Expiration Date and the Extraordinary Resolution is passed, Jaguar expects to execute a supplemental indenture (the "Supplemental Indenture") to the Indenture as soon as practicable following the Expiration Date, which Supplemental Indenture will set forth, and give effect to, the Proposed Amendments.

Although the Supplemental Indenture may be executed on any date after the Expiration Date, the Proposed Amendments will not become effective unless and until the conditions to the Offer and the Consent Solicitation have been satisfied or waived by Jaguar and it has accepted for purchase the tendered Notes at the Acceptance Time.  See "The Amendments - When Proposed Amendments Become Effective" herein.

The adoption of the Proposed Amendments will have significant adverse consequences for any Holder who does not validly tender Notes pursuant to the Offer and deliver Consents pursuant to the Consent Solicitation.  Upon adoption of the Proposed Amendments in accordance with the terms of the Consent Solicitation, the Extraordinary Resolution and the Indenture, Jaguar intends to immediately redeem any and all outstanding Notes that were not tendered and accepted for purchase by Jaguar pursuant to the Offer pursuant to the terms of Indenture and the Notes as modified by the Proposed Amendments.  The redemption price will be lower than the price offered to Holders under the Offer.  Therefore if a Holder does not tender its Notes pursuant to the Offer and the Requisite Consents are obtained, the Holder will receive less for its Notes than it would have under the Offer.  See "The Amendments" and "Certain Significant Considerations" herein.

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NOTICE TO HOLDERS

All of the outstanding Notes are held in book-entry form through the facilities of CDS.  Accordingly, if you desire to tender your Notes in the Offer, you must tender your Notes through CDS’ on-line tendering system ("CDSX"), for which the Offer will be eligible, and follow the procedures for book-entry transfer described under "Procedures for Tendering Notes and Delivering Consents," herein.

You should rely only upon the information contained in this document.  Neither Jaguar nor the Depositary has authorized any other person to provide you with additional or different information.  If anyone provides you with additional, different or inconsistent information, you should not rely on it.  Jaguar is not making an offer to purchase these securities or soliciting consents in respect of these securities in any jurisdiction where the offer or solicitation is not permitted.  You should assume the information appearing in this Statement is accurate only as of the date on the front cover page.  Jaguar’s business, financial condition, results of operations and prospects may have changed since that date.

This Statement is based on information provided by Jaguar and other sources Jaguar believes are reliable.  Jaguar has summarized certain documents and other information in a manner believed to be accurate, but it refers you to the actual documents for a more complete understanding of what is discussed in this document.  In making a decision as to whether or not to participate in the Offer and the Consent Solicitation, you must rely on your own examination of Jaguar's business and the terms of the Offer and the Consent Solicitation as well as the Notes, including the merits and risks involved.

You should contact the Depositary with any questions about the Offer and the Consent Solicitation.  The contact information for the Depositary appears on the back cover page of this Statement.  You may also consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Jaguar reserves the right to terminate, extend or amend the Offer and/or the Consent Solicitation if any condition of the Offer and/or the Consent Solicitation is not satisfied or waived by Jaguar and otherwise to amend the Offer and/or the Consent Solicitation in any respect.  If Jaguar amends a condition to the Offer and/or the Consent Solicitation, it will give Holders of the Notes notice of such amendment as may be required by applicable law.  In the event that the Offer and/or the Consent Solicitation are withdrawn or otherwise not completed, the Offer Consideration will not be paid or be payable to Holders of Notes who have validly tendered their Notes and consented to the Proposed Amendments in connection with the Offer and the Consent Solicitation.

In the event of a termination of the Offer, all Notes tendered pursuant to the Offer will be promptly returned to the tendering Holders via a credit to the appropriate account at CDS.

Notes properly tendered and Consents properly delivered on or prior to the Expiration Date may be withdrawn or revoked at any time on or prior to the Expiration Date, but not thereafter.  A Holder may only revoke a Consent if such Holder also withdraws such Holder’s previously tendered Notes.  A Holder who validly withdraws (and does not redeliver) previously tendered Notes on or prior to the Expiration Date will not receive the Offer Consideration.  See "Withdrawal of Tenders; Revocation of Consents" herein.

This Statement constitutes neither an offer to purchase nor a solicitation of Consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities laws.  Neither the delivery of this Statement nor any purchase and/or acceptance of Consents hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of Jaguar or any of its subsidiaries or affiliates since the date hereof.

THIS STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE CONSENT SOLICITATION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS STATEMENT.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

WHERE YOU CAN FIND MORE INFORMATION

Jaguar is subject to the information requirements of the U.S. Exchange Act of 1934 (the "Exchange Act") and applicable Canadian securities legislation.  In accordance therewith, Jaguar files certain reports with and furnishes other information to each of the U.S. Securities and Exchange Commission ("SEC") and the provincial and territorial securities regulatory authorities of Canada.  You may read and download any public document that Jaguar has filed with the Canadian securities regulatory authorities at www.sedar.com.  You may also read and copy any reports or other information that Jaguar files with or furnishes to the SEC at the SEC's website at www.sec.gov or at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information regarding access to the public reference room.

FORWARD-LOOKING INFORMATION

This Statement contains "forward-looking information," within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Offer and the Consent Solicitation and matters related thereto, including Jaguar's intention to redeem any Notes not tendered to the Offer if Jaguar receives the Requisite Consents.  Often, but not always, forward-looking information can be identified by the use of forward-looking words like "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes" or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur," or "be achieved."  Forward-looking information is based on the opinions and estimates of management of Jaguar as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking information, including risks that Jaguar will not redeem any remaining Notes.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  Jaguar does not undertake to update any forward-looking information, except as may be required by applicable securities laws.

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SUMMARY

The following summary highlights selected information, from this document and may not contain all of the information that is important to you. For a more complete understanding of the Offer and the Consent Solicitation, you are encouraged to read this entire document and any other documents to which you are referred. Capitalized terms have the meanings assigned to them elsewhere in this Statement.

The Issuer	Jaguar Mining Inc.
The Notes	10.5% Secured Notes due 2012.
Purpose of the Offer and the Consent Solicitation
Jaguar is making the Offer and the Consent Solicitation to:  (i) acquire all of the outstanding Notes; and (ii) amend certain provisions in the Indenture to permit it to immediately redeem any Notes not tendered pursuant to the Offer.

The Offer
Upon the terms and subject to the conditions set forth in this Statement, Jaguar is offering to purchase for cash any and all of the outstanding Notes.  Each tendering Holder will also receive accrued and unpaid interest on its Notes up to, but not including, the Payment Date.

Offer Price	The Offer Price will be $1,050 for each $1,000 principal amount of Notes tendered and accepted for purchase pursuant to the Offer.
Accrued Interest
Holders who validly tender and do not validly withdraw their Notes in the Offer shall also be entitled to accrued but unpaid interest on their tendered Notes up to, but not including, the Payment Date.

Offer Consideration	The Offer Consideration will be the Offer Price plus any accrued and unpaid interest up to, but not including, the Payment Date.
The Consent Solicitation
Upon the terms and subject to the conditions set forth in this Statement, Jaguar is soliciting Consents from the Holders of Notes to the Proposed Amendments.  Each Holder who tenders Notes pursuant to the Offer is obligated to, and will be deemed to, consent to the Proposed Amendments.  Holders may not consent to the Proposed Amendments without tendering their Notes.

Requisite Consents	The Holders of 66 2/3% of the outstanding principal amount of Notes issued under the Indenture must consent to the Proposed Amendments in order for such Proposed Amendments to be effective.
Effectiveness of the Proposed Amendments
If Jaguar receives the Requisite Consents, the Extraordinary Resolution will be passed, and Jaguar will execute the Supplemental Indenture.  The Proposed Amendments will not become effective until the conditions to the Offer and the Consent Solicitation are satisfied or waived by Jaguar and Jaguar has accepted for purchase any Notes at the Acceptance Time.  In the event that Jaguar does not accept for purchase the Notes tendered in the Offer for any reason, the Indenture will remain in effect in its current form.  See "The Amendments" herein.

Expiration Date	The Offer and Consent Solicitation will expire at 5:00 p.m., Toronto time, on November 17, 2009, unless extended.
Acceptance Time	The time at which the Notes validly tendered prior to the Expiration Date are accepted for purchase.
Payment Date	The first business day following the Acceptance Time or as soon as reasonably practicable thereafter.
Conditions to the Offer and the Consent Solicitation

The Offer and the Consent Solicitation are conditioned upon satisfaction of the General Conditions (as such term is defined in "Conditions to Consummation of the Offer and the Consent Solicitation"), which Jaguar may waive in its sole discretion, in whole or in part, at any time and from time to time.  Receipt of the Requisite Consents and passage of the Extraordinary Resolution are required by the Indenture for the adoption of, and may not be waived by Jaguar as they relate to, the Proposed Amendments.  See "Conditions to Consummation of the Offer and the Consent Solicitation" herein.

Effect of the Proposed Amendments
If the Requisite Consents are received and the Proposed Amendments become effective, the redemption provisions of the Indenture and the Notes will be amended to permit Jaguar to redeem the Notes in whole or in part at any time prior to March 23, 2010, at a redemption price equal to 102% of the principal amount of the Notes (plus accrued and unpaid interest up to but excluding the date fixed for redemption).  The notice period for the redemption of the Notes will also be shortened from a minimum of 30 days' notice to 7 trading days' notice.  See "The Amendments - When the Proposed Amendments Become Effective" herein.

Once the Proposed Amendments become effective, Jaguar intends to immediately give notice to redeem any and all outstanding Notes that were not tendered and accepted for purchase by Jaguar pursuant to the Offer in accordance with the terms of the Indenture and the Notes as modified by the Proposed Amendments.  Holders whose Notes are redeemed will receive only 102% of the principal amount of the Notes held by them whereas Holders whose notes are purchased under the Offer will receive 105%.

Source of Funds	Jaguar intends to finance the Offer and the Consent Solicitation with available cash on hand. See "Source of Funds" herein.

Procedures for Tendering Notes and Delivering Consents

If you wish to accept the Offer, you must comply with the procedures for tendering Notes described under "Procedures for Tendering Notes and Delivering Consents."  For further information, contact the Depositary at the address, email or telephone number set forth on the back cover page of this Statement or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Withdrawal Rights
Notes tendered and Consents delivered prior to the Expiration Date may be withdrawn and revoked at any time prior to the Expiration Date, upon compliance with the procedures described herein.  A withdrawal of tendered Notes will be deemed a revocation of the related Consent.  See "Withdrawal of Tenders; Revocation of Consents" herein.

Certain Tax Considerations
For a discussion of certain United States federal income tax consequences of the Offer and the Consent Solicitation applicable to U.S. Holders, see "Certain United States Federal Income Tax Considerations."  For a discussion of certain Canadian federal tax consequences of the Offer and the Consent Solicitation applicable to Holders who are non-residents of Canada, see "Certain Canadian Federal Income Tax Considerations."

Certain Significant Considerations	See "Certain Significant Considerations" herein for a discussion of certain factors that you should consider in evaluating the Offer and the Consent Solicitation.
Brokerage Commissions
No brokerage fees or commissions are payable by tendering Holders of the Notes to Jaguar or the Depositary.  Holders who tender their Notes through a custodian bank, depositary, broker, trust company or other nominee should consult such institution as to whether it charges any service fees.

Depositary	Computershare Investor Services Inc.
Trustee	Computershare Trust Company of Canada.

JAGUAR MINING INC.

Jaguar Mining Inc. ("Jaguar") is an Ontario corporation.  Jaguar is a gold producer engaged in the operation, development, exploration and acquisition of gold producing properties in the Iron Quadrangle region of Brazil covering 93,000 acres, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais.

PURPOSE OF THE OFFER AND THE CONSENT SOLICITATION

The purpose of the Offer is to purchase any and all of the outstanding Notes.  The purpose of the Consent Solicitation and the Proposed Amendments is to amend certain provisions contained in the Indenture and the Notes to permit Jaguar to redeem the Notes in whole or in part at any time from time to time prior to March 23, 2010, at a redemption price equal to 102% of the principal amount of the Notes (plus accrued and unpaid interest up to but excluding the date fixed for redemption) upon providing at least 7 trading days' notice of redemption.  If the Requisite Consents are obtained, Jaguar intends to immediately give notice to redeem any Notes not tendered to the Offer on the Expiration Date.  Any Holder whose Notes are redeemed will receive a payment of 102% of the principal amount thereof as opposed to 105% that Holders who tender to the Offer will receive.  See "Certain Significant Considerations" and "The Amendments" herein.  No consent payment will be offered for the Consents.  Holders who tender Notes pursuant to the Offer are obligated to, and will be deemed to, consent to the Proposed Amendments with respect to the entire principal amount of Notes tendered by such Holders.  Notes properly tendered and Consents properly delivered on or prior to the Expiration Date may be withdrawn or revoked at any time on or prior to the Expiration Date, but not thereafter.

Jaguar is not making any recommendation to Holders as to whether to tender or refrain from tendering all or any portion of their Notes or as to whether Holders should furnish the requested Consents or withhold such Consents with respect to all or any portion of their Notes.  You must decide whether to tender your Notes and deliver Consents, and if tendering, the amount of Notes to tender.  You are urged to review carefully all of the information contained in this Statement before making a decision as to whether to tender your Notes or provide your Consent to the Proposed Amendments.  By tendering your Notes, you will be deemed to have consented to the Proposed Amendments and to have agreed to be bound by all of the terms and conditions of the Offer and the Consent Solicitation set forth herein.

If Jaguar does not redeem any Notes not tendered to the Offer, either because the Requisite Consents are not obtained or it changes its intention to do so, Jaguar may, from time to time in the future, acquire Notes, if any, that remain outstanding, whether or not the Offer is consummated, through redemption, defeasance, open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as Jaguar may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration.

THE OFFER AND THE CONSENT SOLICITATION

You should carefully consider the risks and uncertainties described below and other information included in this Statement, before you decide to tender your Notes in the Offer and consent to the Proposed Amendments in the Consent Solicitation.  By tendering your Notes, you will be deemed to have consented to the Proposed Amendments and to have agreed to be bound by all of the terms and conditions of the Offer and the Consent Solicitation set forth herein.

The Offer

Jaguar hereby offers, upon the terms and subject to the conditions set forth in this Statement (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), to purchase for cash any and all of the outstanding Notes that are properly tendered to the Depositary and not properly withdrawn prior to the Expiration Date, for the consideration described below.  In addition, upon the terms and subject to the conditions set forth in this Statement (including, if the Consent Solicitation is extended or amended, the terms and conditions of any such extension or amendment), Jaguar is soliciting Consents to the Proposed Amendments to the Indenture and the Notes.

The Offer Consideration for the Notes purchased pursuant to the Offer will be the Offer Price, plus accrued and unpaid interest up to, but not including, the Payment Date, payable on the Payment Date.

The Offer Price is an amount equal to $1,050 per $1,000 principal amount of the Notes.  In addition, Holders who validly tender and do not validly withdraw their Notes in the Offer will also be paid accrued and unpaid interest, if any, from the last interest payment date up to, but not including, the Payment Date.  For the avoidance of doubt, the Offer Consideration will be made only if Jaguar elects to accept for purchase the Notes at the Acceptance Time, on the Payment Date.

The aggregate consideration payable to Holders of tendered and accepted Notes pursuant to the Offer will be the Offer Consideration.  Jaguar will calculate the Offer Consideration and the accrued and unpaid interest up to, but excluding, the Payment Date and its calculations will be final and binding, absent manifest error.  If the Notes are accepted for payment pursuant to the Offer, Holders who validly tender their Notes pursuant to the Offer and consents to the Proposed Amendments on or prior to the Expiration Date will receive consideration equal to the Offer Consideration.

You will not be required to pay brokerage commissions or fees or transfer taxes with respect to the Offer.  Holders who tender their Notes through a custodian bank, depositary, broker, trust company or other nominee should consult such institution as to whether it charges any service fees.  Jaguar will pay all charges, expenses and transfer taxes in connection with the Offer.

Consent Solicitation

Upon the terms and subject to the conditions of the Consent Solicitation (including, if the Consent Solicitation is extended or amended, the terms and conditions of any such extension or amendment, if applicable), Jaguar is soliciting Consents from Holders with respect to the Proposed Amendments.  No consent payment will be offered for the Consents.

If the Requisite Consent is obtained, then pursuant to Sections 11.11(b), 11.11(k), 11.13 and 11.16 of the Indenture, the Extraordinary Resolution set forth in Schedule I hereto authorizes the Proposed Amendments and the entering into of a Supplemental Indenture for the purpose of giving effect to the Proposed Amendments.

If you desire to tender your Notes pursuant to the Offer and receive the Offer Consideration, you are obligated to, and will be deemed to have upon tendering your Notes, consented to the Proposed Amendments (and to have given your approval of the Extraordinary Resolution authorizing the Proposed Amendments as set forth in Schedule I hereto) with respect to the entire principal amount of Notes you tendered.

If the Requisite Consents for the Proposed Amendments are obtained, the Supplemental Indenture and other related documents are executed and the conditions to the Offer and the Consent Solicitation are met, the Proposed Amendments will be effective and become operative as to your Notes to the extent your Notes are not or have not been properly tendered pursuant to the Offer prior to the Expiration Date or your Consent either is not properly delivered or is properly revoked and not properly redelivered prior to the Expiration Date.

Tenders of Notes pursuant to the Offer may be properly withdrawn and Consents delivered pursuant to the Consent Solicitation may be properly revoked at any time prior to the Expiration Date by following the procedures described herein.  You may not properly revoke a Consent unless you properly withdraw your previously tendered Notes, and the proper withdrawal of your previously tendered Notes will constitute the concurrent proper revocation of your Consent.  Any Notes tendered prior to the Expiration Date that are not properly withdrawn prior to the Expiration Date may not be withdrawn thereafter.  If you properly withdraw previously tendered Notes, you will not receive the Offer Consideration unless such Notes are retendered prior to the Expiration Date (in which case you will be entitled to receive the Offer Consideration).

Jaguar and the Trustee under the Indenture intend to execute a Supplemental Indenture providing for the Proposed Amendments on or promptly after the Expiration Date and following receipt of the Requisite Consents, but the Proposed Amendments with respect to the Indenture and the Notes will not become effective unless and until the Notes are accepted for payment by Jaguar pursuant to the Offer on the Payment Date.  Following the Expiration Date, Jaguar will publicly announce whether or not the Requisite Consents have been received.  If the Offer is terminated or withdrawn, or the Notes are not accepted for payment by Jaguar pursuant to the Offer, the Supplemental Indenture for the Indenture will not become effective, and no Offer Consideration will be paid or be payable with respect to the Offer.  If any tendered Notes are not purchased pursuant to the Offer for any reason, such Notes not purchased will be returned, without expense, to the tendering Holder by crediting the account maintained at CDS from which such Notes were delivered, promptly following the Expiration Date or termination of the Offer.

If the Requisite Consents are received and the Proposed Amendments have become effective with respect to the Notes, such Proposed Amendments will be binding on all non-tendering Holders.  Accordingly, consummation of the Offer and the adoption of the Proposed Amendments may have adverse consequences for Holders who elect not to tender in the Offer.  See "Certain Significant Considerations."

Expiration Date; Extensions; Termination; Amendments

The Offer and Consent Solicitation will expire at 5:00 p.m., Toronto time, on November 17, 2009, unless Jaguar extends the Expiration Date in its sole discretion.  In the event that Jaguar extends the Offer and the Consent Solicitation, the term "Expiration Date" with respect to such extended Offer and Consent Solicitation shall mean the time and date on which the Offer and the Consent Solicitation, as so extended, shall expire.  Jaguar expressly reserves the right to extend the Offer and the Consent Solicitation from time to time or for such period or periods as it may determine in its sole discretion.  Any extension, amendment or termination of the Offer will be followed promptly by public announcement thereof, which announcement will be issued no later than 9:00 a.m., Toronto time, on the next business day after the previously scheduled Expiration Date.  Without limiting the manner in which any public announcement may be made, Jaguar will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

During any extension of the Offer and the Consent Solicitation, all Notes previously tendered and not accepted for purchase will remain subject to the Offer and may, subject to the terms and conditions of the Offer, be accepted for purchase by Jaguar and all Consents to the Proposed Amendments properly delivered to the Depositary will remain effective unless properly revoked prior to the extended Expiration Date.

If Jaguar extends the Offer or if, for any reason (whether before or after any Notes have been accepted for purchase) the acceptance for purchase of, or the payment for, such Notes is delayed or if Jaguar is unable to accept for purchase or pay for such Notes tendered pursuant to the Offer, then, without prejudice to Jaguar's rights under the Offer and the Consent Solicitation, the Depositary may retain such tendered Notes on behalf of Jaguar, and such Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described under "Withdrawal of Tenders; Revocation of Consents" or as required by Rule 14e-l(c) under the Exchange Act.

Jaguar's obligation to accept, and pay for, Notes validly tendered pursuant to the Offer and the Consent Solicitation is conditioned upon satisfaction or waiver of the General Conditions (defined below).  To the extent Jaguar is legally permitted to do so, it expressly reserves the absolute right, in its sole discretion, at any time (i) to waive any and all conditions to the Offer or the Consent Solicitation, (ii) to extend or terminate the Offer or the Consent Solicitation, (iii) to amend any of the terms of the Offer or the Consent Solicitation or (iv) to modify the Offer Consideration, provided that the Offer will be extended if necessary such that the Expiration Date is at least 10 business days from the date of such amendment or modification.  Any waiver, amendment or modification of the Offer or the Consent Solicitation with respect to any Notes will apply to all Notes tendered pursuant to the Offer and the Consent Solicitation.  If Jaguar makes a material change in the terms of the Offer or waives a material condition of the Offer, it will give written notice of such amendment or such waiver to the Depositary and will disseminate additional offer documents and extend the Offer to the extent required by law.  If the Consent Solicitation is amended prior to the Expiration Date in a manner determined by Jaguar to constitute a material change to Holders, Jaguar will promptly give written notice of such amendment to the Depositary, disseminate additional Consent Solicitation materials and, if necessary, extend the Consent Solicitation for a period that Jaguar deems to be adequate to permit Holders to deliver or revoke their Consents.  If any such amendment occurs after the Expiration Date, Jaguar may withdraw the Supplemental Indenture, and may solicit consents for a revised Supplemental Indenture.  See "Withdrawal of Tenders; Revocation of Consents" herein.

Jaguar also reserves the right to terminate the Offer or the Consent Solicitation if any condition of the Offer or the Consent Solicitation is not satisfied.  In the event that the Offer and/or the Consent Solicitation are withdrawn or otherwise not completed, the Offer Consideration will not be paid or become payable to the Holders of the Notes, and the Indenture will remain in its current form.

Notwithstanding any other provisions of the Offer and the Consent Solicitation, Jaguar has the right, in its sole discretion, to terminate the Offer and/or the Consent Solicitation at any time.  In such event, Jaguar will provide notice by public announcement.

No Appraisal or Similar Rights

Neither the Indenture nor applicable law gives the Holders any appraisal or similar rights to request a court or other person to value their outstanding Notes in connection with the Offer or the Consent Solicitation.

CERTAIN SIGNIFICANT CONSIDERATIONS

The following considerations, in addition to the other information described elsewhere in this Statement, should be carefully considered by each Holder before deciding whether to participate in the Offer and the Consent Solicitation.

Effects of the Proposed Amendments on Unpurchased Notes

If the Offer is consummated and the Proposed Amendments become effective, Holders whose Notes are not purchased pursuant to the Offer for any reason will be subject to the amended redemption provisions under the Indenture and the Notes.  The Proposed Amendments will allow Jaguar to redeem any outstanding Notes prior to March 23, 2010 at a redemption price of 102%, plus any accrued and unpaid interest up to, but not including, the date fixed for redemption upon 7 trading days' notice.  See "The Amendments - Proposed Amendments to the Indenture and the Notes", "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" herein.

If the Requisite Consents are received and the Proposed Amendments become effective, Jaguar intends to immediately give notice to redeem any and all outstanding Notes that were not tendered and accepted for purchase by Jaguar pursuant to the Offer, in accordance with the terms of the Indenture and the Notes as modified by the Proposed Amendments.  ANY HOLDER WHOSE NOTES ARE REDEEMED WILL RECEIVE A PAYMENT EQUAL TO 102% OF THE PRINCIPAL AMOUNT OF THEIR NOTES AS OPPOSED TO 105% UNDER THE OFFER.  THEREFORE, CONSUMMATION OF THE OFFER AND THE ADOPTION OF THE PROPOSED AMENDMENTS WILL HAVE ADVERSE CONSEQUENCES FOR HOLDERS OF NOTES WHO ELECT NOT TO TENDER IN THE OFFER.

Holders whose Notes are not purchased pursuant to the Offer for any reason will continue to be entitled to, inter alia, the benefits of the covenants and event of default provisions of the Indenture and the Notes.  The Proposed Amendments will not affect Jaguar's obligations to make scheduled payments of principal and accrued interest on the Notes not purchased pursuant to the Offer in accordance with the terms of the Indenture and the Notes as currently in effect.

Effect of the Offer on the Liquidity of the Notes

The purchase of Notes by Jaguar under the Offer will reduce the amount of Notes that might otherwise trade publicly.  To the extent that fewer than all of the Notes are tendered and accepted in the Offer, the trading market for such Notes would become more limited.  In addition, Jaguar reserves the right, in its sole discretion, from time to time after the Expiration Date, to purchase any Notes that are not tendered or accepted in the Offer through redemptions, open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, in each case upon terms that may or may not differ materially from the terms of the Offer.  Depending on the number of Holders and the principal amount of Notes outstanding upon completion of the Offer, Jaguar may consider applying to delist the Notes from trading on the TSX.  A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float.  Therefore, market prices for Notes that are not tendered or not purchased may be adversely affected to the extent that the principal amount of Notes purchased pursuant to the Offer reduces the float.  The reduced float may also tend to make market prices more volatile.  Consequently, the liquidity, market value and price volatility of Notes that remain outstanding may be adversely affected.  Holders of Notes not tendered or not purchased may attempt to obtain quotations for their Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Offer, especially if the Notes are delisted from the TSX.  The extent of the public market for the Notes following consummation of the Offer will depend upon, among other things, the remaining outstanding principal amount of Notes after the Offer, the number of beneficial owners remaining at such time and the interest in maintaining a market in the Notes on the part of securities firms and other factors.  Jaguar cannot assure you that a market for any Notes that remain outstanding following consummation of the Offer will exist or be sustained.

Tax Matters

See "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" herein for discussion of certain U.S. and Canadian federal income tax consequences of the Offer and the Consent Solicitation.

PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS

The tender of Notes pursuant to the Offer and in accordance with the procedures described below will be deemed to constitute delivery of a Consent to the Proposed Amendments with respect to the Notes tendered and the tendering Holder will be deemed to have agreed to be bound by all of the terms and conditions of the Offer and the Consent Solicitation set forth herein.  Holders may not deliver Consents without tendering their Notes pursuant to the Offer.

In order to participate in the Offer and the Consent Solicitation, you must properly tender your Notes to the Depositary as described below.  It is your responsibility to properly tender your Notes.  Jaguar has the right to waive any defects.  However, Jaguar is not required to waive defects and is not required to notify you of defects in your tender.

If you have any questions or need help in tendering your Notes, please contact the Depositary, whose address, email and telephone number is listed on the back cover page of this Statement.  You may also consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

All of the Notes were issued in book-entry form, and all of the Notes are currently represented by one or more global certificates held for the account of CDS.  Notes may be tendered by following the procedures for book-entry transfer established by CDS.  Using CDS procedures, Holders of the Notes may, through their respective CDS participants, utilize CDSX to accept the Offer and cause CDS to make a book-entry transfer of a Holder's Notes into the Depositary's account in accordance with CDS procedures for such transfer.  The delivery of Notes to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer and a valid Consent under the Consent Solicitation (see "Book-Entry Delivery Procedures" below).

If you tender your Notes on the day on which the Expiration Date occurs, you must allow sufficient time for completion of CDS' procedures during the normal business hours of CDS on such date.

Payment for the Notes will be made only against deposit of the tendered Notes.

Book-Entry Delivery Procedures.  The Depositary will establish accounts with respect to the Notes at CDS for purposes of the Offer within two business days after the date of this Statement, and any financial institution that is a participant in CDS may make book-entry delivery of the Notes by causing CDS to transfer such Notes into the Depositary’s account in accordance with CDS' procedures for such transfer.  Timely book-entry delivery of Notes pursuant to the Offer, however, requires receipt of a confirmation (a "Book-Entry Confirmation") on or prior to the Expiration Date by the Depositary at its office set forth on the back cover of this Statement.

Holders who, through their respective CDS participants, utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have consented to the Proposed Amendments and to have agreed to be bound by the terms of the Offer and the Consent Solicitation set forth herein and, therefore, such instructions received by the Depositary are considered a valid tender under the Offer and a valid Consent under the Consent Solicitation.

Notwithstanding any other provision hereof, payment of the Offer Consideration for Notes tendered and accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of a Book-Entry Confirmation of the transfer of such Notes into the Depositary’s account at CDS as described above.

Under no circumstances will interest be paid by Jaguar or the Depositary by reason of any delay by the Depositary, CDS or any other person in making payment to any person.

Determination of Validity. Jaguar will not be required to pay for Notes tendered pursuant to the Offer unless those Notes are properly tendered through CDSX.  Similarly, Jaguar will be able to retain Notes that have been tendered and Consents that have been delivered if you do not properly comply with the procedures to withdraw the Notes and revoke the Consents.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes or delivered Consents pursuant to any of the procedures described above will be determined by Jaguar, in Jaguar's sole discretion (which determination shall be final and binding).  Jaguar expressly reserves the absolute right in its sole discretion, subject to applicable law, to reject any or all tenders of any Notes or deliveries of any Consents determined by it not to be in proper form or, in the case of Notes, if the acceptance for payment of, or payment for, such Notes may, in the opinion of Jaguar's counsel, be unlawful.  Jaguar also reserves the absolute right, in its sole discretion, to waive or amend any of the conditions of the Offer or the Consent Solicitation or any defect or irregularity in any tender with respect to Notes or delivery with respect to any Consent of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders.  Jaguar's interpretation of the terms and conditions of the Offer and the Consent Solicitation shall be final and binding.  No tender of Notes will be deemed to have been validly made until all defects or irregularities have been cured or expressly waived.  None of Jaguar, the Trustee, CDS, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.  If Jaguar determines you have not properly tendered your Notes and it determines not to waive such defective tender, your Notes will be promptly returned to you following the Offer via a credit to the appropriate CDS account.  If Jaguar waives its right to reject a defective tender of Notes, the Holder will be entitled to the Offer Consideration.

No Guaranteed Delivery.  There are no guaranteed delivery procedures provided for by Jaguar in conjunction with the Offer under the terms of this Statement or any other of the related materials.  Holders of Notes must timely tender their Notes in accordance with the procedures set forth herein.

ACCEPTANCE OF OUTSTANDING NOTES FOR
PURCHASE; PAYMENT FOR NOTES

If the conditions to the Offer and the Consent Solicitation are satisfied with respect to the Notes, or if Jaguar waives all of the conditions that have not been satisfied with respect to such Notes, and subject to applicable laws, Jaguar will accept, after the Expiration Date and after Jaguar receives a Book-Entry Confirmation with respect to all such Notes, any and all of such Notes tendered for purchase and not withdrawn prior to the Expiration Date.  Jaguar will accept Notes for purchase by written notice to the Depositary notifying the Depositary of its acceptance.

Any principal amount of Notes tendered but not purchased pursuant to the Offer will be returned, without expense, to the tendering Holder as promptly as practicable following the earlier of the Expiration Date or the date on which the Offer is terminated, by crediting such Notes to the tendering Holder's account maintained with CDS.

All amounts payable under the Offer will be paid in Canadian dollars.

Jaguar will pay for the Notes that it has accepted for purchase, on the Payment Date by depositing the Offer Consideration in immediately available funds with the Depositary for transmittal to tendering Holders through CDS in accordance with CDS' procedures.  Jaguar will not be responsible for any mistakes or delays made by the Depositary or CDS in distributing any Offer Consideration and no interest will be payable because of any such mistake or delay.

The Depositary will act as the agent of persons who have tendered Notes in acceptance of the Offer for the purposes of receiving payment from Jaguar and transmitting such payment to such persons through CDS, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons tendering Notes under the Offer.

Pursuant to applicable laws, CDS Participants may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Holder.  See "Certain United States Federal Income Tax Considerations" below.

If the conditions to the consummation of the Offer and the Consent Solicitation are not satisfied with respect to the Notes, Jaguar has the right to retain the Notes without accepting them or without paying for them until the conditions are satisfied.  If Jaguar causes the Depositary to hold such Notes, it must comply with Rule 14e-1 under the Exchange Act, which requires Jaguar to pay for the tendered Notes or return the Notes promptly after termination or withdrawal of the Offer.

Jaguar reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve Jaguar of its obligations under the Offer with respect to such Notes or prejudice the rights of tendering Holders of such Notes to receive the Offer Consideration pursuant to the Offer and the Consent Solicitation.

WITHDRAWAL OF TENDERS; REVOCATION OF CONSENTS

You may withdraw Notes that you have tendered for purchase at any time before the Expiration Date.

In order to withdraw outstanding Notes you have presented for purchase, you must submit to the Depositary either a written or facsimile notice of withdrawal on prior to the Expiration Date specifying the name and number of the account at CDS, to be credited with the withdrawn Notes and otherwise comply with the procedures of CDS.

A signed notice of withdrawal is effective upon transmission of such written or facsimile notice of withdrawal, even if physical release is not yet effected.  Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of the Offer.  Withdrawn Notes may be retendered by following one of the procedures described under the section entitled "Procedures for Tendering Notes and Delivering Consents" at any time prior to the Expiration Date.

A valid withdrawal of tendered Notes will constitute the concurrent valid revocation of the related Consent to the Proposed Amendments.  You may only revoke a Consent by withdrawing your previously tendered Notes from the Offer.

If you properly withdraw previously tendered Notes, you will not receive the Offer Consideration.  In addition, if you tender Notes in the Offer and Jaguar does not purchase such Notes, your Notes will be returned to you via a credit to the appropriate account at CDS and your Consent will also be deemed to be revoked.  Any withdrawal of previously tendered Notes otherwise than in accordance with the provisions described herein will not constitute a proper revocation of your Consent.

If Jaguar extends the Offer or is delayed in its acceptance for purchase of Notes or is unable to purchase such Notes pursuant to the Offer for any reason, then, without prejudice to Jaguar's rights hereunder, such tendered Notes may be retained by the Depositary on behalf of Jaguar and may not be withdrawn (subject to Rule 14e-l(c) under the Exchange Act), except as otherwise provided in this section.

If Jaguar reduces either the principal amount of Notes subject to the Offer or the Offer Consideration, or is otherwise required by law to permit withdrawal, then previously tendered Notes may be withdrawn until the expiration of such period as is required by applicable law.  Tenders of Notes may also be withdrawn if the Offer is terminated without any Notes being purchased thereunder.  In the event of such a termination, any Notes previously tendered pursuant to the Offer will be promptly returned to the tendering Holders, and the Offer Consideration will not be paid or become payable.  Tenders of Notes (and deliveries of Consents) may not otherwise be withdrawn or revoked after the Expiration Date.

If Jaguar makes a material change in the terms of the Offer or the information concerning the Offer, Jaguar will disseminate additional Offer materials and extend such Offer and/or the Consent Solicitation, to the extent required by law.  If the Consent Solicitation is amended prior to the Expiration Date in a manner determined by Jaguar to constitute a material change to the Holders, Jaguar will promptly disclose such amendment and extend the Consent Solicitation and/or the Offer if required by law.  An extension of the Expiration Date of the Offer will not affect a Holder’s withdrawal rights, unless otherwise provided.

CONDITIONS TO CONSUMMATION OF THE OFFER
AND THE CONSENT SOLICITATION

Notwithstanding any other provision of the Offer or the Consent Solicitation, Jaguar's obligation to accept for purchase and to pay for any Notes properly tendered and not properly withdrawn pursuant to the Offer is conditioned upon the following having occurred or been satisfied or having been waived by Jaguar prior to the Expiration Date:

(i)           the following shall not have occurred, or if Jaguar shall have become aware of any of the following or if any of the following exists on the date of this Statement, Jaguar shall not have become aware of a material worsening thereof (the "General Conditions"):

•
any statute, rule, regulation, judgment, order, stay, decree, executive order or injunction is promulgated, proposed, entered, enforced, enacted, issued or deemed applicable to the Offer or the Consent Solicitation by any governmental authority or court, or regulatory or administrative agency or instrumentality, or any third person, which directly or indirectly (i) would or might prohibit, or make illegal the acceptance for purchase, payment for or purchase of some or all of the Notes or the consummation of the Offer or the Consent Solicitation, (ii) would or might result in a delay in or restrict the ability of Jaguar or render Jaguar unable to accept for purchase, pay for or purchase some or all of the Notes, (iii) would or might impose or confirm material limitations on the scope, validity or effectiveness of the ability of Jaguar to acquire or hold or to exercise full rights of ownership of the Notes, or (iv) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets liabilities or prospects of Jaguar and its subsidiaries or affiliates, taken as a whole;

•
(i) any general suspension of, or limitation on prices for, trading in securities in securities or financial markets in the United States or Canada, or any setting of minimum prices for trading on such markets, or any suspension of trading of any securities of Jaguar on any exchange or in the over-the-counter market, (ii) any banking moratorium or suspension of payments declared by regulatory authorities in the United States or Canada, (iii) any major disruption of settlements of securities or clearance services in the United States or Canada, (iv) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or Canada, any declaration of war by the U.S. Congress or Parliament of Canada or any other national or international calamity or emergency if, in the sole judgment of Jaguar, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with the Offer or the Consent Solicitation, (v) any significant adverse change in the trading prices of the Notes or in any securities of Jaguar in any financial markets, (vi) a material impairment in the trading market for debt securities that could, in the sole judgment Jaguar, affect the Offer or the Consent Solicitation, (vii) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on (or other event that, in the reasonable judgment of Jaguar, might affect) the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer or the Consent Solicitation, a material acceleration or worsening thereof;

•
any threatened or pending action, proceeding or counterclaim brought by any governmental, regulatory or administrative agency or authority, court, legislative body, commission or third party (i) challenging the acquisition by Jaguar of the Notes, challenging the receipt by Jaguar of the Consents or otherwise seeking to restrain or prohibit the consummation of the Offer or the Consent Solicitation or otherwise seeking to obtain any damages as a result thereof, (ii) otherwise materially adversely affecting Jaguar's ability to successfully complete the Offer or the Consent Solicitation or (iii) that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets liabilities or prospects of Jaguar and its subsidiaries or affiliates, taken as a whole;

•
neither the Trustee nor any third party shall have objected in any respect to, or taken action or failed to take action (including, among other things, with respect to the execution of the Supplemental Indenture) that could, in the reasonable judgment of Jaguar, adversely affect the consummation of the Offer or the Consent Solicitation or shall have taken any action that challenges the validity or effectiveness of the procedures used by Jaguar in the making of the Offer and the Consent Solicitation or the acceptance of, or payment for, the Notes and the Consents;

•
there shall not have occurred, or be likely to occur, any change in U.S., Canadian or international financial, political or economic conditions or currency exchange rates or exchange controls that, in the reasonable judgment of Jaguar, would be likely to impair materially the contemplated benefits of the Offer and the Consent Solicitation or the Proposed Amendments to Jaguar; or

•
any event or circumstance affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Jaguar or its subsidiaries or affiliates that, in the sole judgment of Jaguar, would or might (i) prohibit, prevent, restrict or delay the consummation of the Offer or the Consent Solicitation, (ii) make it impractical or inadvisable to proceed with the Offer and/or the Consent Solicitation or (iii) be materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Jaguar and its subsidiaries or affiliates, taken as a whole; and

(ii)           Jaguar shall have available sufficient cash on hand to fully finance the purchase of all of the Notes tendered, including all related transaction fees and expenses.

Jaguar has the right to waive, in whole or in part, at any time and from time to time, in its sole discretion, any of the foregoing conditions with respect to the Notes and to consummate the Offer and the Consent Solicitation.  No Holder who tenders Notes for purchase will have the ability to prevent Jaguar from waiving a condition or will have the ability to withdraw Notes tendered or revoke Consents delivered if Jaguar waives any of the foregoing conditions.  Jaguar also has the right to determine whether or not any of the conditions were satisfied and to terminate or extend the Offer and the Consent Solicitation if any condition was not satisfied.  Jaguar's decision as to whether or not a condition was satisfied will be final and binding, and no Holder will have any right to disagree with its conclusions.  The failure by Jaguar at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Receipt of the Requisite Consents and passage of the Extraordinary Resolution are required by the Indenture for the adoption or effectiveness (as the case may be) of, and may not be waived by Jaguar as they relate to, the Proposed Amendments.

In addition to the foregoing, Jaguar reserves the right to extend or terminate, in its sole discretion, the Offer or the Consent Solicitation, or to amend the terms of the Offer or the Consent Solicitation in any respect.  Jaguar will give Holders notice of such amendments as may be required by applicable law.

THE AMENDMENTS

Proposed Amendments to the Indenture and the Notes

Jaguar is proposing to amend certain of the provisions of the Indenture and the Notes to enable it to redeem the Notes prior to March 23, 2010.  To be effective under the Indenture, the amendments must receive the consent of Holders of 66 2/3% of the outstanding principal amount of the Notes issued under the Indenture.

This section sets forth a brief summary description of the Proposed Amendments.  This summary is qualified in its entirety by reference to the full and complete provisions contained in the Indenture and the Notes.

If the Requisite Consents are received, the Extraordinary Resolution as set forth in Schedule I hereto will also be deemed to have been passed, thereby authorizing the Proposed Amendments.  The "Proposed Amendments" means the amendments to the Indenture and the Notes substantially on the terms set forth in this Amendments section.  The text of the provisions as amended by the Proposed Amendments is set out in Exhibit A to the Extraordinary Resolution set forth in Schedule I hereto.  Capitalized terms appearing below but not defined in this Statement have the meanings assigned to such terms in the Indenture.  If you tender any Notes, you will, by the act of tendering, be consenting to the passage of the Extraordinary Resolution, the authorization thereby of the Proposed Amendments and the entering into of the Supplemental Indenture in respect of the Proposed Amendments.

The Proposed Amendments are as follows:

Amendments to Article 5 - Optional Redemption and Purchase of Notes

5.1           General

•	the word "that" which occurs after the phrase "at any time" will be deleted.

•	the phrase "the third anniversary of the Closing Date" will be replaced by "November 17, 2009."

•
the phrase "not more than 60 nor less than 30 days' prior notice" shall be replaced by "not more than 60 nor less than 7 trading days' prior notice (where a trading day is defined as any day that the TSX is open for trading)."

•	the phrase "After the third anniversary of the Closing Date up to ..." in the first row of the table contained in Section 5.1 shall be replaced with "After November 17, 2009 up to ... "

5.3           Notice to Trustee and Partial Redemption of Notes

•	the phrase "15 days and not more than 60 days" in the first sentence of Section 5.3 shall be replaced by "7 trading days and not more than 60 days."

5.4           Notice of Redemption

•	the phrase "60 days and not less than 30 days" in the first sentence shall be replaced by "60 days and not less than 7 days."

Jaguar is seeking the consent to all of the Proposed Amendments as a single proposal.  Therefore, if you elect to tender your Notes, you will be deemed to consent to all of the Proposed Amendments to the Indenture and the Notes.

When the Proposed Amendments Become Effective

If Jaguar receives Consents of the Holders representing 66 2/3% of the outstanding principal amount of Notes, thereby meeting the requirements under Sections 11.11(b), 11.11(k), 11.13 and 11.16 of the Indenture for the passage of an Extraordinary Resolution in respect of the Proposed Amendments, and the applicable conditions to the Offer and the Consent Solicitation have been satisfied or waived by Jaguar, then the Proposed Amendments shall be effective, subject to applicable law, upon Jaguar's acceptance for purchase of the tendered Notes at the Acceptance Time.

If the Proposed Amendments are adopted and the Offer is consummated, Notes that are not tendered, or that are not accepted for payment pursuant to the Offer, will remain outstanding, but will be subject to the terms of the Indenture as modified by the Proposed Amendments.

In the event that Jaguar does not accept the Notes tendered in the Offer for any reason, the Indenture will remain in effect in its current form.

Consequences of Failure to Participate in the Consent Solicitation

If you do not sell your Notes in the Offer and the Proposed Amendments to the Notes become effective, you will be bound by the Proposed Amendments even if you do not consent to them.

Upon adoption of the Proposed Amendments, Jaguar intends to immediately redeem any and all outstanding Notes that were not tendered and accepted for purchase by Jaguar pursuant to the Offer, in accordance with the terms of the Indenture and the Notes as modified by the Proposed Amendments.  If Jaguar redeems the Notes, as intended, pursuant to the revised Indenture, you will receive 102% of the principal amount of your Notes as opposed to 105% as offered under the Offer.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT:  (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT IS NOT INTENDED OR WRITTEN BY JAGUAR TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER U.S. TAX LAW; (B) SUCH DISCUSSION WAS WRITTEN IN CONNECTION WITH JAGUAR'S SOLICITATION OF YOUR TENDER OF YOUR NOTES AND CONSENT TO THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of certain U.S. federal income tax consequences of (i) the receipt of the Offer Consideration by U.S. Holders that validly tender their Notes pursuant to the Offer, and (ii) the adoption of the Proposed Amendments for U.S. Holders that do not tender their Notes.  This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular U.S. Holders in light of their individual investment circumstances or the U.S. federal income tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, persons that hold the Notes as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment consisting of Notes and one or more other positions, or persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.  In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.  This summary addresses only U.S. Holders who hold their Notes as "capital assets" within the meaning of Section 1221 of the Code.

As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is or is treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or any political subdivision thereof or therein;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions, or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other entity taxable as a partnership is a beneficial owner of Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partnerships that are beneficial owners of Notes, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of tendering their Notes and the implementation of the Proposed Amendments.

This summary is for general purposes only.  This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular U.S. Holder.  Each U.S. Holder (including any U.S. Holder that does not tender its Notes) is urged to consult its own tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of tendering its Notes and implementation of the Proposed Amendments.

Certain U.S. Federal Income Tax Consequences to U.S. Holders that Tender Notes Pursuant to the Offer

Sale of Notes Pursuant to the Offer

For U.S. federal income tax purposes, the sale of a Note pursuant to the Offer will be a taxable transaction.  Subject to the discussion under "-- Market Discount" below, a U.S. Holder generally will recognize capital gain or loss upon the sale of a Note in an amount equal to the difference between the amount of cash received as consideration for the sale (not including amounts received that are attributable to accrued but unpaid interest, which amounts will be treated as the payment of interest on the Note and includible in the U.S. Holder’s gross income as such if not previously so included), and the U.S. Holder’s adjusted tax basis in the Note.  Amounts received in a foreign currency, including Canadian dollars, will be translated to their U.S. dollar value based on the spot rate prevailing on the date of disposition.  Gain or loss, if any, realized on a subsequent disposition of Canadian dollars will be U.S. source ordinary income or loss.  A U.S. Holder’s adjusted tax basis in a Note will generally be equal to the cost of the Note, increased by any market discount previously included in gross income at the U.S. Holder’s election as it accrued (as discussed below) and reduced by any amortizable bond premium that has reduced the U.S. Holder’s income in any tax period and any prior principal payments on the Note received by the U.S. Holder.  The capital gain or loss recognized on the sale of a Note pursuant to the Offer will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of the sale of the Note.  Non-corporate U.S. Holders, including individuals, are generally subject to reduced rates of U.S. federal income taxation on long-term capital gains.  The deductibility of capital losses is subject to certain limitations.  Any gain or loss recognized by a U.S. Holder generally should be treated as U.S. source income for foreign tax credit purposes.

Any cash received attributable to accrued but unpaid interest that has not yet been included in a U.S. Holder’s income will be taxable as ordinary income.  Amounts received in a foreign currency, including Canadian dollars, will be translated to their U.S. dollar value based on the spot rate prevailing on the date of disposition.  Gain or loss, if any, realized on a subsequent disposition of Canadian dollars will be U.S. source ordinary income or loss.  Such interest income will constitute income from sources outside the United States, and generally will constitute "passive category income" or, in certain circumstances, "general category income", for foreign tax credit purposes.  The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the application of such rules to their particular circumstances.

Market Discount

The market discount on a Note is the excess of the stated redemption price of the Note at maturity over the U.S. Holder’s tax basis in the Note immediately after its acquisition.  If this market discount exceeds a statutorily defined de minimis amount, any gain recognized on the sale of the Note pursuant to the Offer will be treated as ordinary income rather than capital gain, to the extent of "accrued market discount" on the date of sale, unless the U.S. Holder has made an election to include market discount in income as it accrues.  Market discount will be treated as accruing ratably over the period from the date of the U.S. Holder’s acquisition of the Note to the maturity date of the Note or, at the election of the U.S. Holder, on a constant yield basis. Market discount should constitute interest income from sources outside the United States, and generally will constitute "passive category income" or, in certain circumstances, "general category income" for foreign tax credit purposes.

Backup Withholding and Information Reporting

A U.S. Holder who fails to timely and correctly complete a substitute Form W-9 may be subject to backup withholding with respect to the receipt of consideration received pursuant to the Offer unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) otherwise provides a correct taxpayer identification number ("TIN"), certifies that it is not currently subject to backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.  Payments made pursuant to the Offer generally will be reported to the Internal Revenue Service ("IRS").  Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Certain U.S. Federal Income Tax Consequences to Non-Tendering Holders of Implementation of the Proposed Amendments

Generally, the modification of a debt interest will be treated as a "deemed" exchange of an "old" debt instrument for a "new" debt instrument if such modification is "significant" for U.S. federal income tax purposes.  Under applicable U.S. Treasury regulations, the determination as to whether a modification is significant depends upon the type of modification.  Certain modifications are subject to specific tests for significance and any modification not covered by a specific test is subject to a more general test for significance based on all facts and circumstances.

If there is a deemed exchange, unless the deemed exchange qualifies as a tax-free recapitalization, a non-tendering U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the non-tendering U.S. Holder’s adjusted tax basis in the "old" Notes and the issue price of the "new" Notes received in exchange therefore, provided that any such gain attributable to accrued but unrecognized market discount will be subject to tax as ordinary income.  The deemed exchange may also have the effect of converting market discount into original issue discount, which is subject to tax a ordinary income as it accrues on a constant yield basis.  Non-tendering U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax treatment of the adoption of the Proposed Amendments and the resulting tax consequences to them.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax consequences generally applicable to the sale of Notes pursuant to the Offer by a Holder who at all relevant times, for purposes of the Income Tax Act (Canada) (the "Tax Act"), deals at arm’s length with, and is not affiliated with, Jaguar and holds the Notes as capital property. The Notes will generally be considered to be capital property for this purpose unless the Holder either holds such Notes in the course of carrying on a business, or has held or acquired such Notes in a transaction or transactions considered to be an adventure or concern in the nature of trade. This summary does not address the Canadian federal income tax considerations applicable to Holders of the Notes that are "financial institutions" for purposes of the "mark-to-market" rules in the Tax Act or to Holders who have made an election under the functional currency rules in section 261 of the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulations (the "Regulations") thereunder, all specific proposals to amend the Tax Act or the Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax consequences which may differ from the Canadian federal income tax consequences described herein.

This summary is not exhaustive of all Canadian federal income tax consequences that may be relevant to a particular Holder. This summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Accordingly, Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences applicable to the sale of Notes pursuant to the Offer based on their particular circumstances.

Canadian Resident Holders

The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act is resident in Canada (a "Canadian Holder").

Sale of Notes Pursuant to Offer

A Canadian Holder will generally be required to include in computing such Canadian Holder's income for the taxation year in which Jaguar purchases the Notes all interest that accrued on the Notes from the date of the last interest payment to the date of purchase, except to the extent that such interest has otherwise been included in such Canadian Holder's income for that taxation year or a preceding taxation year.

Any portion of the Offer Consideration that is considered to be premium or bonus paid by Jaguar to a Canadian Holder of a Note because the Note is redeemed or repaid before the maturity thereof will be deemed to be interest received at that time by the Canadian Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or repayment of, the interest that would have been paid or payable on the Note for a taxation year ending after the redemption or other repayment had the Note not been redeemed or repaid.

In addition, the purchase of the Note by Jaguar will result in the disposition of the Note by the Canadian Holder and may result in the Canadian Holder realizing a capital gain (or a capital loss) equal to the amount by which the purchase price, net of any amount included in the Canadian Holder’s income as interest (as discussed above) and any reasonable costs incurred by the Canadian Holder in connection with the purchase of the Note by Jaguar, exceed (or are exceeded by) the adjusted cost base of the Note to the Canadian Holder immediately before such disposition.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Canadian Holder on the disposition of the Notes must be included in computing the income of the Canadian Holder for the taxation year in which such disposition occurs. One-half of any capital loss (an "allowable capital loss") realized by a Canadian Holder on the disposition of the Notes in a taxation year may be deducted from taxable capital gains realized by the Canadian Holder in that taxation year. Allowable capital losses for a taxation year in excess of taxable capital gains for that taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, against taxable capital gains realized in such taxation year, to the extent and under the circumstances prescribed for in the Tax Act.

A Canadian Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2⁄3% on certain investment income, including interest and taxable capital gains.

Proposed Amendments to the Indenture

Jaguar is soliciting Consents to the Proposed Amendments. Under general principles of Canadian tax law, the amendment of the terms of a debt instrument will result in a disposition (upon which capital gain or loss may be realized) if such amendments result in a novation of the debt instrument or the amendments are considered to fundamentally alter the terms of the debt instrument.

The adoption of the Proposed Amendments should not result in a novation or be considered to fundamentally alter the terms of the Notes.  Accordingly, the Proposed Amendments should not result in a disposition of the Notes for purposes of the Tax Act and, accordingly, Canadian Holders should not be subject to any tax under the Tax Act solely by reason of the adoption of the Proposed Amendments.

Non-Resident Holders

The following discussion applies to a Holder of Notes who, at all relevant times, for the purposes of the Tax Act is not and is not deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold, the Notes in the course of carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not addressed in this discussion, may apply to a Non-Resident Holder that is an "authorized foreign bank" (as defined in the Tax Act) or an insurer that carries on business in Canada and elsewhere.

Sale of Notes Pursuant to Offer

The payment by Jaguar of the Offer Consideration and any interest accrued to the date of purchase to a Non-Resident Holder who tenders Notes pursuant to the Offer will not be subject to Canadian withholding tax.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the receipt of the Offer Consideration and any interest accrued to the date of purchase by a Non-Resident Holder.

Proposed Amendments to the Indenture

Jaguar is soliciting Consents to the Proposed Amendments. A Non-Resident Holder will not be subject to any tax under the Tax Act solely by reason of the adoption of the Proposed Amendments.

THE DEPOSITARY

Computershare Investor Services Inc. has been appointed as Depositary for the Offer and the Consent Solicitation.  All correspondence in connection with the Offer and the Consent Solicitation should be sent by each Holder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address, email or telephone number set forth on the back cover of this Statement.  Any Holder or beneficial owner that has questions concerning the procedures for tendering Notes should contact the Depositary at the address, email or telephone number appearing on the back cover of this Statement.

FEES AND EXPENSES

Jaguar will pay brokerage firms and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Statement and related materials to the beneficial owners of the Notes and in handling or forwarding tenders of Notes and Consents by their customers.

In connection with the Offer and the Consent Solicitation, directors and officers of Jaguar may solicit tenders and Consents by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods.  These directors and officers will not be specifically compensated for these services.

No brokerage commissions will be payable by tendering Holders of the Notes to the Depositary, the Trustee or Jaguar.  Holders who tender their Notes through a broker, dealer, commercial bank, trust company or other nominee should contact such institution as to whether it charges any service fees.

Jaguar will pay all transfer taxes, if any, applicable to the purchase and transfer of the Notes pursuant to the Offer.

SOURCE OF FUNDS

The total amount of funds required to purchase all of the outstanding Notes pursuant to the Offer, to pay accrued interest and to pay all related fees and expenses is approximately $94.1 million, assuming all outstanding Notes are validly tendered prior to the Expiration Date and an assumed Payment Date of November 18, 2009 for the Notes.  Jaguar intends to finance the Offer and the Consent Solicitation with available cash on hand.

MISCELLANEOUS

The Offer and the Consent Solicitation are being made to all Holders.  Jaguar is not aware of any jurisdiction in which making the Offer and the Consent Solicitation is not in compliance with applicable law.  If Jaguar becomes aware of any jurisdiction in which the making of the Offer and the Consent Solicitation would not be in compliance with applicable law, Jaguar will make a good faith effort to comply with any such law.  If, after such good faith effort, Jaguar cannot comply with any such law, the Offer and the Consent Solicitation will not be made to (nor will tenders of Notes and deliveries of Consents be accepted from or on behalf of) the Holders residing in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Jaguar not contained in this Statement and, if given or made, such information or representation must not be relied upon as having been authorized.

SCHEDULE I

JAGUAR MINING INC.

EXTRAORDINARY RESOLUTION AUTHORIZING THE PROPOSED AMENDMENTS

10.5% Secured Notes Due March 23, 2012

WHEREAS pursuant to an indenture (the "Indenture") dated as of March 22, 2007, between Jaguar Mining Inc. (the "Company") and Computershare Trust Company of Company (the "Trustee"), the Company issued $86.25 million aggregate principal amount of 10.5% secured notes due March 23, 2012 (the "Notes");

AND WHEREAS pursuant to sections 11.11(b) and (k) of the Indenture, the Company is permitted, if so authorized by an Extraordinary Resolution (as defined in the Indenture), to modify or change the Indenture, and in particular to revise the redemption provisions of the Notes;

AND WHEREAS if so authorized by an Extraordinary Resolution, the Company intends to amend the redemption provisions contained in the Indenture  in the manner more fully described in the Offer to Purchase and Consent Solicitation Statement of the Company dated October 20, 2009 and in Exhibit A hereto (the "Proposed Amendments");

NOW THEREFORE:

1.                      the Proposed Amendments are hereby approved; and

2.                      the Trustee and the Company are authorized to execute an indenture supplemental to the Indenture to effect the Proposed Amendments in such form as the Trustee and the Company shall mutually approve, such approval thereof to be conclusively evidenced by the execution of such supplemental indenture.

S-1

EXHIBIT A TO SCHEDULE I
FORM OF PROPOSED AMENDMENTS1

ARTICLE 5
OPTIONAL REDEMPTION AND PURCHASE OF NOTES
5.1                      General

                           When not in default hereunder, at any time ~~that~~ after ~~the third anniversary of the Closing Date~~November 17, 2009, the Corporation may at its option redeem the Notes in whole at any time or in part from time to time, on giving not more than 60 nor less than ~~30~~7 trading days' prior notice (where a trading day is defined as any day that the TSX is open for trading) to the Holders of the Notes, at a redemption price which is equal to the following percentage of the principal amount of each Note (in each case plus accrued and unpaid interest to but excluding the date fixed for redemption):

Date Fixed for Redemption	Applicable Percentage of the Principal Amount
After ~~the third anniversary of the Closing Date~~November 17, 2009 up to and including the fourth anniversary of the Closing Date	102%
After the fourth anniversary of the Closing Date up to and including the fifth anniversary of the Closing Date	101%
After the fifth anniversary of the Closing Date	100%
...

5.3                      Notice to Trustee and Partial Redemption of Notes

                If any Notes for the time being outstanding are to be redeemed at the option of the Corporation, the Corporation shall, at least ~~15~~ 7 trading days and not more than 60 days before the date upon which notice of redemption is to be given to Holders of such Notes, notify the Trustee in writing of the Corporation's intention to redeem Notes and of the aggregate principal amount of Notes to be redeemed.  ...

5.4                      Notice of Redemption

                Notice of intention to redeem any Notes shall be given by or on behalf of the Corporation to the Holders of the Notes which are to be redeemed and to the TSX (if the Notes are then listed and posted for trading on the TSX), not more than 60 days and not less than ~~30~~7 trading days prior to the date fixed for redemption (the "Redemption Date").

1	The blacklining reflects the Proposed Amendments. Provisions that are not affected by the Proposed Amendments have not been reproduced.

S-2

The Depositary for the Offer and the Consent Solicitation is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Regular, Registered or Certified Mail;
Hand or Overnight Delivery:
100 University Avenue
9th Floor
Toronto ON M5J 2Y1

Holder Queries:

Telephone: 1 (800) 564-6253

Email: corporateactions@computershare.com

Any questions regarding the terms of the Offer and the Consent Solicitation, procedures for tendering Notes and delivering Consents or requests for additional copies of this Statement should be directed to the Depositary at the address, email or telephone number set out above.

_____________________